ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the year ended May 31, 2006 and the unaudited consolidated financial statements for the three and six months ended November 30, 2006.

This MD&A is prepared as of January 24, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In November 2006, Rockwell entered into a Definitive Agreement setting out the binding terms and conditions of the acquisition of interests and/or rights in four alluvial diamond properties in South Africa and Democratic Republic of Congo. Subject to these conditions, and the execution of the Definitive Agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project, Rockwell would hold the rights and/or interests in the following properties:

  Holpan/Klipdam Property in South Africa
  Wouterspan Property in South Africa
  Galputs Minerale Project in South Africa
  Kwango River Project in the Democratic Republic of Congo (“DRC”)

The Company arranged a $6 million credit facility (which was fully drawn against on September 1, 2006) and completed a private placement for gross proceeds of $21 million to (a) initially fund the acquisition of the alluvial diamond properties, (b) to discharge the convertible promissory notes, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration at the Ricardo Property.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Alluvial Diamond Properties

Agreements

In June 2006, Rockwell entered into an Agreement in Principle to acquire all of the shares and shareholder loans in Durnpike Investments (Pty) Limited (“Durnpike”) from eight arm’s length individuals (the “Vendors”) for the consideration set forth below (the “Acquisition”), payable in Common Shares at a deemed issue price per share equal to the closing price of the Common Shares on the TSX Venture Exchange on June 29, 2006, being the trading day immediately preceding the issue of a press release by Rockwell announcing the acquisition. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties, the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project, all situated in Southern Africa.

The Acquisition allows Rockwell to acquire the interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and Galputs Minerale Project (“Galputs”) in South Africa, and the Kwango River Project in the Democratic Republic of Congo (“DRC”). In November 2006, Rockwell and the Vendors of Durnpike executed the Definitive Agreement, setting out the binding terms and conditions of the Acquisition in line with the Agreement in Principle. The Company has received the necessary regulatory approvals in Canada and South Africa and all conditions of such approval have been fulfilled. Pursuant to the Definitive Agreement, the consideration is payable on the dates described below.

Rockwell intends to seek a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“the JSE Inward Listing”) (An inward listing is a South African term for a company that is already listed on a stock exchange outside of the country and will be seeking an additional listing in South Africa).

As provided in the Definitive Agreement, Rockwell will execute a definitive agreement in relation to the acquisition of control of the mineral rights relating to Galputs.

Pursuant to the Acquisition, Rockwell has agreed to:

(a)

acquire from the Vendors all of their shares and loans in Durnpike for South African Rand (“ZAR”) 34 million, payable in Rockwell common shares on the earlier of (i) the date of the JSE Inward Listing; and (ii) nine months from signature of the Definitive Agreement, thereby acquiring Durnpike’s interests in the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project; and

(b)

incur US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and may be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If Rockwell wishes to retain the Kwango River Project following completion of the feasibility study, Rockwell has agreed to (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected in Common Shares and (ii) commit to incur an additional amount of up to US$6 million in

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

(c)

acquire 100% of the Galputs Minerale Project (“Galputs”) (through a purchase of Virgilia Investments Inc. (“Virgilia”), the private company which owns Galputs) for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) nine months from the date of signature of the Agreement-in-Principle.

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

The Holpan/Klipdam property and the Wouterspan property are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private South African company (the remaining 1% is owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited (“Klipdam”), an unlisted South African public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns, and also conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.

Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) prior to July 7, 2006. To acquire the Acquisition Interest, Durnpike will pay the Van Wyk Trust ZAR50 million on closing and ZAR30 million on the one-year anniversary of the closing. In January 2007, Durnpike exercised its option to increase its shareholding in HCVW to a 51% control interest by subscribing for additional shares in HCVW for an amount of ZAR1 million and by introduction of a ZAR24 million working capital loan into VWDG.

Rockwell also entered into an Exchange Agreement with the Van Wyk Trust in terms by which it was granted a call option, and granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed the JSE Inward Listing. It is expected that a black economic empowerment company will acquire a 26% interest in VWDG. Talks with specific parties are well advanced.

Financings

$9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the $6 million credit facility, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,571 common shares of the Company on closing and 1,055,555 common shares on September 30, 2006. The payment on

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2006 equaled five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

$6 million credit facility

On August 21, 2006 the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, Quest received 385,714 common shares of the Company on August 31, 2006 and 490,909 common shares of the Company on November 30, 2006. The Facility may be repaid at any time without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In December Quest waived the requirement to repay the $6 million credit facility from the $21 million financing described below. The Facility remains outstanding and will be repaid in accordance with the terms of the Facility. Rockwell issued 490,909 common shares to Quest in connection with the second tranche of the bonus shares issueable under the Facility.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million of units at $0.50 per unit (the “Offering”).

Each unit consisted of one common share (“Shares”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo, (b) to discharge the convertible promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Details

The Holpan/Klipdam Property, South Africa

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares.

The property hosts an extensive alluvial diamond deposit. Alluvial operations are currently underway using a large fleet of new equipment. Approximately 159,000 cubic metres (m3) of gravel is moved per month, the majority of which is treated using a highly efficient, closed system Bateman Dense Media Separation Plant to extract diamonds.

Production in 2006 at Holpan/Klipdam averaged over US$1000 per carat and yielded a 43.96 -carat stone that sold for US$10,756 per carat.

The Wouterspan Property, South Africa

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm.

The property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. A large fleet of new equipment was deployed at Wouterspan in early 2006. Operations are taking place on two portions of the property called the Farhom and Okapi farms.

Production from trial mining at Wouterspan in 2006 averaged over US$1200 per carat, and yielded high value diamonds, including a 157-carat stone that sold for US$46,306 per carat, or US$5.7 million.

Kwango River Project, Democratic Republic of Congo

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a Democratic Republic of Congo company. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces.

The river deposits and the river bank and terraces are being mined by small scale operations. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples. Parcels of diamonds have been valued in the range of US$85 to US$110 per carat.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The project is indirectly owned by Virgilia Investments Inc (“Virgilia”), a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private South African company, holds mining rights to the Galputs Project. Durnpike has been conducting contract bulk sampling in preparation for contract mining operations on the Galputs Project.

Other Properties

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration or a potential divestiture of the property.

Market Trends

The rough diamond market was strong in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

According to a recent report, round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year. The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired in Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones.

Copper prices continued to increase in 2006, averaging US$3.03/lb over the year. Copper prices have softened in 2006, averaging $2.61 to mid January.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2006	2005	2004
Current assets	$256,456	$580,530	$1,895,141
Mineral properties	1	46,857	46,857
Other assets	32,190	32,190	32,190
Total assets	288,647	659,577	1,974,188

Current liabilities	1,146,070	29,976	33,406
Shareholders’ equity (deficiency)	(857,423)	629,601	1,940,782
Total liabilities and shareholders’ equity	$288,647	$659,577	$1,974,188

	Years ended May 31
Operations	2006	2005	2004
Exploration	$307,390	$920,902	$525,619
Foreign exchange loss (gain)	(46,881)	3,105	(34,856)
Legal, accounting and audit	175,782	80,078	48,402
Office and administration	489,015	285,618	325,178
Property Investigations	399,006	–	–
Shareholder communications	32,130	19,896	16,987
Travel and conference	132,645	30,293	49,325
Transfer agent filings	20,843	22,795	33,139
Subtotal	1,509,930	1,362,687	963,794
Gain on sale of marketable securities	(56,585)	(6,138)	(9,645)
Interest income	(2,172)	(17,854)	(28,151)
Write-down of marketable securities	19,128	135,486	25,000
Write-down of mineral property interests	46,856	–	–
Subtotal	1,517,157	1,474,181	950,998
Stock-based compensation	83,516	11,513	445,020
Loss for the period	$1,600,673	$1,485,694	$1,396,018

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	23,640,123	23,376,122	17,744,545

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	$23,063	$8,397	$257	$197	$205	$429	$581	$769
Mineral properties	–	–	–	47	47	47	47	47
Other assets	42	32	32	32	32	32	32	32
Total assets	23,105	8,429	289	276	284	508	660	848

Current liabilities	6,149	9,599	1,146	446	128	33	30	–
Shareholders’ equity (deficiency)	16,956	(1,169)	(857)	(170)	156	475	630	848
Total liabilities and shareholders’
equity	23,105	8,429	289	276	284	508	660	848

Working capital (deficit)	16,914	(1,202)	(890)	(250)	77	396	551	769

Expenses
Foreign exchange	(394)	6	3	(54)	4	1	–	(42)
Legal, accounting and audit	326	215	118	32	19	6	37	17
Office and administration	409	313	227	134	62	66	59	100
Property investigation	–	–	139	87	147	26	–	–
Shareholder communications	51	40	11	9	11	1	1	14
Travel and conference	125	136	30	49	54	1	27	–
Transfer agent filings	52	45	3	12	5	1	1	17
Subtotal	569	755	531	269	302	102	125	106
Exploration	526	175	120	134	16	37	116	675
Subtotal	1,095	930	651	403	318	139	241	781
Gain on sale of marketable securities	–	–	–	(57)	–	–	–	(6)
Interest income	(51)	(2)	(1)	–	(1)	(1)	(2)	(3)
Accretion and interest expense	1,156	345	–	–	–	–	–	–
Loss on early retirement of
convertible note	138	–	–	–	–	–	–	–
Write-down of marketable securities	–	–	–	–	2	17	20	–
Write-down of mineral property
interests	–	–	47	–	–	–	–	–
Subtotal	2,338	1,273	697	346	319	155	259	772
Stock-based compensation	18	38	63	15	6	–	3	1
Loss for the period	$2,356	$1,311	$760	$361	$325	$155	$262	$773

Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.03)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.03)

Weighted average number of
common shares outstanding
(thousands)	30,322	24,191	23,675	23,658	23,614	23,614	23,555	23,437

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

The Company had a net loss of $3,666,502 for the six months ended November 30, 2006 compared to a net loss of $480,145 for the comparable period in the prior year. The increase in net loss during the period is primarily due to expenses related to exploration and acquisition related activities, and interest expense on the Company’s convertible promissory notes and credit facility.

Exploration expenses for the six months ended November 30, 2006 amounted to $700,693 compared to $53,194 for the same period in the prior year. The increase is mainly due to increased engineering activities (2007 – $137,391, 2006 – $nil), geological activities (2007 – $225,996, 2006 – $1,809), site activities (2007 – $251,044, 2006 – $37,835) and property assessment fees (2007 – $47,853, 2006 – $13,550). A significant portion of the Company’s exploration activities during the year were performed on the Holpan/Klipdam property in South Africa and Kwango River Project in the Democratic Republic of Congo.

Foreign exchange gain increased to $388,601 for the six months ending November 30, 2006 compared to a foreign exchange loss of $4,171 for the same period in the previous year due to the non-interest bearing loan to Durnpike Investments (Pty) Limited being denominated in South African Rand. Administrative costs for the six months ended November 30, 2006 increased to $720,259 compared to $128,146 incurred in the same period in the previous year, primarily due to increased consulting and salary expenses related to the evaluation of properties for acquisition and exploration.

Travel and conference expenses increased to $261,062 for the six months ending November 30, 2006 compared to $54,295 for the same period in the previous year due to more travel by the Company’s personnel to properties in South Africa and the Democratic Republic of Congo.

Legal, accounting and audit expenses for six months ended November 30, 2006 was $541,286 compared to $25,249 in the prior year. The increase was due to increased legal services rendered for the Company’s acquisition activities.

Stock-based compensation increased to $56,434 for the six months ending November 30, 2006 in comparison to $6,435 for the same period in the previous year due to an increase in the number of options granted during fiscal 2006.

Accretion and interest expenses increased to $1,501,043 for the six months ending November 30, 2006 as a result of the Company’s issuance of the $9.5 million convertible promissory notes and the utilization of the $6 million credit facility.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2006, the Company had working capital of $16,913,625 as compared to a deficit of $889,614 at May 31, 2006.

The Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

As described in 1.2 Overview, in the six months ended November 30, 2006, the Company arranged a $6 million credit facility, completed a $21 million private placement of to fund the acquisition of certain alluvial diamond properties.

The Company drew on the $6 million credit facility on September 1, 2006.

In November 2006, the Company completed a private placement of $21 million of units at $0.50 per unit.

The proceeds of the credit facility and private placments will be used to facilitate the acquisition of Durnpike and the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

The Company had no commitments for capital expenditures as of November 30, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8           Off-Balance Sheet Arrangements

None.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9           Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned by nine public companies, one of which is Rockwell. HDI carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis. Costs for services rendered by HDI to the Company increased to $956,722 for the six months ending November 30, 2006 compared to $208,051 incurred for the same period in the previous year, largely due to an increase in property investigation activities provided by HDI in assessing new prospects for acquisition and exploration.

During the six months ending November 30, 2006, the Company paid $7,400 compared to $8,575 paid for the same period in the previous year to Euro-American Capital Corporation, a private company controlled by a director of the Company.

CEC Engineering Ltd. is a private company, owned by David Copeland, Chief Executive Officer and director of the Company, which provides engineering and project management services at market rates. During the six months ended November 30, 2006, the Company paid $107,420 (six months ended November 30, 2005 – $nil) to CEC Engineering Ltd.

Jeffrey B Traders CC is a private company controlled by a director that provides management services to the Company based on the fair market value of those services. During the six months ended November 30, 2006, the Company paid or accrued $55,386 to Jeffrey B Traders CC.

The Company paid $102,096 to Dr. John Bristow for engineering and project management services at market rates.

Pursuant to the Definitive Agreement, the Company agreed to appoint three Vendors to its Board of Directors. John Bristow and Jeffrey Brenner were appointed in August 2006, and Mark Bristow was appointed in December 2006.

To November 30, 2006, the Company advanced approximately $11.4 million to Durnpike.

1.10          Fourth Quarter

Not applicable.

1.11          Proposed Transactions

As described in 1.2 Overview, the Company entered into a Definitive Agreement to acquire interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and Galputs Minerale Project in South Africa, and the Kwango River Project in the Democratic Republic of Congo. Pursuant to the Definitive Agreement, Rockwell has agreed to acquire (the “Acquisition”) all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight arm’s length individuals (the “Vendors”).

Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, all situated in Southern Africa. The Company has received the necessary regulatory approvals in Canada and South Africa and all conditions of such approvals have been fulfilled.

On completion of the Acquisition, the Company intends to obtain a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“The JSE Inward Listing”). (An inward listing is a

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

South African term for a company that is already listed on a stock exchange outside of the country and will be seeking an additional listing in South Africa).

1.12          Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13          Changes in Accounting Policies including Initial Adoption

None.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1       Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses of the accompanying financial statements.

(b) expensed research and development costs;

 Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL VENTURES INC.
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at January 24, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				68,306,359

Share purchase options	September 28, 2007	$ 0.40	112,917
	February 29, 2008	$ 0.42	200,000
	March 28, 2008	$ 0.50	150,000	462,917

1.15.3        Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended November 30, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.